EXHIBIT 74


 THE FOLLOWING INFORMATION WAS POSTED TODAY ON AMP'S INTRANET:

 SEPTEMBER 28, 1998

 AMP IS MINDFUL OF ITS RESPONSIBILITIES TO CONSTITUENTS


 AMP Incorporated has asked the General Assembly to strengthen the Pennsylvania anti-takeover law. The proposed change would provide that for a period of 18 months following an unsolicited attempt to acquire control of a Pennsylvania corporation, shareholder action could be taken only at a sanctioned shareholder meeting, where important decisions can be considered carefully and properly.

 As it now stands, AlliedSignal can stampede AMP shareholders into making a decision through the mail beginning Oct. 15.

 Legislators should know that:
 AlliedSignal already prohibits its own shareholders from making key decisions through the mail. AMP is asking the General Assembly to provide it with the same protection enjoyed by the New Jersey-based corporate raider.

 AMP is not asking for any delay in the consent solicitation process beyond the one afforded by the proposed amendment.

 AMP is fulfilling its promise to deliver value to shareholders in the near term. Today AMP announced that it intends to repurchase up to 30 million of its shares at $55.00 per share in cash. That is substantially more than AlliedSignal is offering for 20 million AMP shares. AMP's financial strength and anticipated strong future cash flow allows the company, through this self-tender offer, to deliver value to shareholders now while it continues to enhance performance through its Profit Improvement Plan.

 In an ad in Sunday's Harrisburg Patriot-News, AlliedSignal made a lot of statements full of hollow promises to AMP employees. For example, AlliedSignal made a promise to "all full-time active AMP employees in Pennsylvania whose annual base wages or salary is up to $50,000" to maintain their employment for at least one year. However, AlliedSignal totally omitted any reference to more than 40,000 AMP employees including thousands in Pennsylvania.

 When it comes to the management team best suited for striking a balance between financial success and corporate responsibility, and for keeping Pennsylvania jobs in Pennsylvania, AMP is clearly the winner.


 PARTICIPANT INFORMATION
 AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
 A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Merrill
 A. Yohe, Jr. (Vice President, Public Affairs), Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Suzanne Yenchko (Director, State Government Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy J. Hiller (Assistant Manager, Shareholder Services), Melissa E. Witsil (Communications Assistant) and Janine M. Porr (Executive Secretary). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

 AMP has retained Credit Suisse First Boston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Ex-change Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 11, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 103,966 shares of AMP common stock.

 This document contains certain "forward-looking" statements which AMP believes are within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by AlliedSignal's tender offer and whose numbers will have been reduced as a result of these initiatives.